CHARDAN CAPITAL MARKETS, LLC

17 State Street,

Suite 1600

New York, NY 10004

May 24, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trident Acquisitions Corp.
Registration Statement on Form S-1 File No. 333-223655

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Chardan Capital Markets, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on May 29, 2018, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 21, 2018
(ii)	Date of distribution: May 24, 2018
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 6
(iv)	Number of prospectuses so distributed: 907

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name: George Kaufman Title: Partner and Head of Investment Banking